UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-166555

TERREMARK WORLDWIDE, INC.

(Exact name of registrant as specified in its charter)

One Biscayne Tower 2 South Biscayne Boulevard, Suite 2800 Miami, Florida 33131 (305) 961-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12% Senior Secured Notes due 2017 Guarantees of 12% Senior Secured Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Terremark Worldwide, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 11, 2011

TERREMARK WORLDWIDE, INC.

By:	/s/ Jose A. Segrera
	Name:	Jose A. Segrera
	Title:	Chief Financial Officer